STANDARD CAPITAL CORPORATION

2429 - 128TH Street
Surrey, British Columbia
Canada, V4A 3W2

(Tel: 604-538-4898)
February 9, 2006
Via Edgar
Via Fax: 202-772-9369

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549

Re:   Standard Capital Corporation
     Form SB-2
File No. 333-129622

Attention: Mr. Jason Wynn

Dear Mr. Wynn:

Standard Capital Corporation (the “Company”) hereby requests that the above-captioned registration statement be ordered effective at 12:00 pm EST on Tuesday, February 14, 2006, or as soon as practicable thereafter.

The Company wishes to state that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequate and accuracy of the disclosure in the filing, and

●	The Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly;
Standard Capital Corporation

/s/ "Del Thachuk"
Per:
Del Thachuk
Chief Executive Officer, President and
Director